082-34725

Agricore United

SUPPL

RECEIVED

2007 MAR 19 A 10:25

AGRICORE UNITED DECLARES QUARTERLY DIVIDEND

March 15, 2007 (Winnipeg, Manitoba) – The Board of Directors of Agricore United (TSX:AU) today declared a quarterly dividend of $0.04 per share on the Limited Voting Common Shares payable on May 4, 2007 to shareholders of record at the close of business on April 16, 2007.

The 2006 Federal Budget proposal to reduce the effective rate of income tax on eligible dividends paid by Canadian corporations to Canadian resident individuals became law on February 21, 2007. For the purposes of the Income Tax Act (Canada) and any similar provincial legislation, Agricore United designates the above quarterly dividend on the Limited Voting Common Shares as eligible dividends.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

Lori Robidoux
Vice President,
Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com

07021921

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